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                             June 3, 2021

       Alexander Gersh
       Chief Financial Officer
       Sportradar Holding AG
       150 South 5th St., Suite 400
       Minneapolis, MN 55402

                                                        Re: Sportradar Holding
AG
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted May 7,
2021
                                                            CIK No. 0001836470

       Dear Mr. Gersh:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 18, 2021 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Overview, page 1

   1. We note your added disclosure in response to prior comment 2; however it is not clear whether these
individuals are being highlighted due to their celebrity or their financial commitment to the
company. Additional disclosure should be added to make clear why these individuals are
being mentioned.
 Alexander Gersh
FirstName  LastNameAlexander  Gersh
Sportradar Holding AG
Comapany
June 3, 2021NameSportradar Holding AG
June 3,
Page 2 2021 Page 2
FirstName LastName
Summary Consolidated Financial and Other Data, page 17

2. We note from your response to prior comment 19 that upon consummation of this offering you will recognize compensation expense related to your Management Participation
         Program ("MPP") and Phantom Option Plan ("POP") share awards. Please tell us your consideration to include an adjustment to the numerator of your pro forma per share calculations for this additional compensation expense. Refer to
Article 11-01(a)(8) of
         Regulation S-X.
Summary Consolidated Financial and Other Data, page 17

3. You state in your response to prior comment 3 that adjusted EBITDA margin and cash flow conversion are considered operational metrics used by management to evaluate your business. Considering these measures are calculated using non-IFRS measures, you must provide the most directly comparable measure calculated on an IFRS basis. Therefore, as previously requested, please revise to disclose the comparable IFRS measures which would appear to be net/(loss) income as a percentage of revenue and operating cash flow as a percentage of net income/(loss) with equal or greater prominence wherever you discuss these measures.
4. We note your response to prior comment 4. Please revise your discussion of adjusted
         EBITDA to clarify why you are excluding the amortization of sports rights from the total amortization and depreciation adjustment and ensure you address the relevance of these costs to your operations, how the accounting treatment for your licenses may differ and how that impacts this measure.
5. We note that you reconcile Adjusted EBITDA to net (loss) / income before tax. Please revise to reconcile this measure to profit for the year. Refer to Question No. 103.02 of the non-GAAP C&DIs.
6. Please revise your disclosures to quantify the amount of intangible assets related to the
         Optima acquisition that are excluded from your free cash flow adjustment. Also, include an explanation of the reasons for such exclusion as provided in your response to prior comment 5.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Customers and Business Model, page 77

7. Please revise to disclose the comparable churn rate for fiscal 2019. Alexander Gersh
FirstName  LastNameAlexander  Gersh
Sportradar Holding AG
Comapany
June 3, 2021NameSportradar Holding AG
June 3,
Page 3 2021 Page 3
FirstName LastName
Components of Our Results of Operations
Impairment of intangible assets, page 85

8. Please revise here to also include a discussion of the impairment charges recorded during fiscal 2019 and clarify what is meant by "slower opening of the relevant market" as indicated in your response to prior comment 17. Specifically address how the repeal of the Professional and Amateur Sports Protection Act did not have the impact on your
         United States business as initially anticipated. Also, clarify whether the timing of legalization of sports betting in the individual states impacted your impairment analysis for both fiscal 2019 and 2020. Similar revisions should be made to your risk factor discussion on page 52.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Segments, page 85

9. We note your response to prior comment 9. We further note the disclosure in Note 6 to the financial statements that "These divisions offer different services and are managed separately by region." Please revise to clarify the regions used for assessing performance for each division.
Comparison of Results For the Fiscal Years Ended December 31, 2019 and 2020 Revenue, page 87

10.      You state that    12.5M of the revenue increase was attributable to a
strong performance in
         MTS and a full year of revenue related to the Optima acquisition. Please revise to disclose the relative contribution for each of these factors. Refer to
Section III.B of SEC
         Release No. 33-6835.
Liquidity and Capital Resources
Capital Expenditures, page 89

11. You disclose that you have begun implementing a new ERP system. Please revise to disclose any material commitments associated with this system implementation. Refer to
         Item 5.B.3 of Form 20-F.
Consolidated Financial Statements
Consolidated Statement of Profit or Loss and Other Comprehensive Income, page
F-3

12. While we note from your response to prior comment 11 that you have aggregated expenses within profit or loss based on nature, your reference to "cost of purchased services" could be interpreted as a mixed presentation of expenses by both function and nature. Please consider renaming this line item and providing quantified information regarding its components in the financial statement footnotes or further disaggregating the information included in this subtotal. Refer to paragraphs 15 and 85 of IAS 1.
 Alexander Gersh
FirstName  LastNameAlexander  Gersh
Sportradar Holding AG
Comapany
June 3, 2021NameSportradar Holding AG
June 3,
Page 4 2021 Page 4
FirstName LastName
Notes to the Consolidated Financial Statements
Note 5. Revenue from contracts with customers, page F-25

13. We note your response to prior comment 13. Your disclosures related to your Sports
         Betting and Virtual Gaming revenue share arrangements continue to indicate that your fee is recognized at the point in time your customer has generated income from an individual bet. Please revise to clarify what is meant by "income," as indicated in your response.
14. In order for us to better understand your response to prior comments 14 - 16, for each of the arrangements discussed in your revenue recognition footnote, please tell us and revise to clarify which arrangements are accounted for as a license of intellectual property and apply the sales-based or usage-based royalty guidance. Refer to paragraphs B52 - B63B of IFRS 15. We may have further comments based on your response.
Note 29. Share-based payments, page F-57

15. You state in your response to prior comment 19 that the Radcliff transaction was used to determine the fair value for the underlying shares related to both the POP and the MPP shares. Please explain further why the fair value used to determine compensation for the
         MPP shares was    148.6 while the value used for the POP valuation was
   5,192.46. Also,
         clarify what is meant by your statement that the MPP shares and the company's shares do not have a 1:1 ratio and how that factored into the significant difference in the fair values assigned to the underlying shares for these awards.
Note 30. Subsequent Events, page F-58

16. We note that in March 2021, you entered into a definitive agreement to acquire Atrium
         Sports. Please tell us the fair value of the 1,814 Sportradar shares issued and the total consideration for this acquisition. Also, revise to include the financial statements and pro forma financial information required pursuant to Rule 3-05 and Article 11 of Regulation
         S-X or provide us with a detailed analysis of why this transaction does not meet the significance test of Rule 1-02(w) of Regulation S-X. Refer also to
Item 4.B of Form F-1.
General

17. We note your response to prior comment 20. We further note your reference to data from a research report from Boston Consulting Group. Please tell us whether the Company commissioned this report. To the extent it was commissioned by the Company, please file
         such party   s consent as an exhibit to the registration statement.
Refer to Securities Act
         Rule 436.
 Alexander Gersh
FirstName  LastNameAlexander  Gersh
Sportradar Holding AG
Comapany
June 3, 2021NameSportradar Holding AG
June 3,
Page 5 2021 Page 5
FirstName LastName
        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      John Slater